

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170108

DIVISION OF
CORPORATION FINANCE

January 25, 2017

David B. H. Martin
Covington & Burling LLP
dmartin@cov.com

Re: Omeros Corporation
Incoming letter dated January 10, 2017

Dear Mr. Martin:

This is in response to your letter dated January 10, 2017 concerning the shareholder proposal submitted to Omeros by Byron T. Yancey, Jr. We also received a letter from the proponent on January 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Byron T. Yancey, Jr.

FISMA & OMB Memorandum M-07-16

January 25, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Omeros Corporation
Incoming letter dated January 10, 2017

The proposal requests that the board implement "a voluntary key employee temporary salary reduction combined with a stock grant program for 2017-19 designed to create significant investor/shareholder return."

There appears to be some basis for your view that Omeros may exclude the proposal under rule 14a-8(i)(7), as relating to Omeros' ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if Omeros omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Omeros relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Byron T. Yancey, Jr.

FISMA & OMB Memorandum M-07-16

RECEIVED

2017 JAN 23 PM 4:12

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 26, 2017

Mr. David Fredrickson, Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Omeros Corporation Shareholder Proposal

Dear Mr. Fredrickson:

On January 10, 2017 Mr. David Martin delivered to your offices a letter (Exhibit A) on behalf of Omeros Corporation requesting you not recommend enforcement action to include my November 1, 2016 proposal in the Omeros 2017 proxy materials. I am requesting you direct Omeros to include my proposal, or a derivative thereof, in the 2017 proxy materials. (Exhibit B).

Also, I will appreciate your help in reminding the Omeros CEO that, as a public company, his funding came from shareholders and the company has an obligation to do its very best to reward shareholders for their faith and loyalty. Breakeven and profitable operations are the first step.

OMEROS BASIS FOR EXCLUSION

I quote from Mr. Martins' letter. "We request that the staff concur with our view...the proposal be excluded...because it seeks to deal with...ordinary business operation and ...it is impermissibly vague and indefinite so as to be materially false and misleading..."

MY BASIS FOR INCLUSION

Regarding "**ordinary business**" my proposal is a macro program designed to direct the best company resources toward near term revenue, making breakeven a priority, and making return to shareholders a company goal.

I will provide an actual case with a very similar incentive program that contributed to an improved share price of over 1000% in six years and 2800% in nine years.

Regarding "**it is impermissibly vague and indefinite so as to be materially false and misleading**", I am unable to find what Mr. Martin is referring to in the proposal. Being "**materially false and misleading**" is so outrageous I have no comment.

My proposal does deal with the **ordinary business**; it is very specific, it has a start date, an end date, participant qualifications, and a clear goal. At the same time it leaves the **micro** aspects up to management to identify what products become the priority, who participants will be, how to organize around the new priorities, and developing the plan with milestones to achieve the goal. The share price increase of $35 is arbitrary and I would be willing to modify with Omeros management. The multiple rare problem occurrences referred to by Mr. Martin would be easily resolved by the very competent Omeros management team.

Finally, management refuses to discuss any business plans as to when break even might be achieved and never addresses stock price. None of my communications have ever been responded to, much less acknowledged. In quarterly conference call shareholders are not allowed to ask questions. Simply making a call to me to discuss my concerns would have probably avoided all these letters.

CASE STUDY
CITICORP 1990'S

While financial services and biopharmaceuticals are very different businesses, both have highly trained professionals and both create products and services to meet the needs of targeted clients. Both industries also share the fact that highly trained professionals will respond to seeking aggressive goals for material personal financial rewards.

In 1990 Citicorp had recently experienced huge operating losses resulting in a historically low stock price and dangerously low capital. The CEO obtained a **board approved stock grant program** for the top 100 officers responsible for customers (buyers) and product (seller) delivery. The program was two tiered with each tier being a **sustained stock price**. It would pay to each officer who selected tier one, once achieved, X million dollars. Each officer who elected to wait until the stock price reached the tier two targeted stock price would receive Y millions of dollars. No C-level officers were eligible to participate. In Omeros, if no C-level officer has "direct/hands-on" responsibility the CEO would not select them. Additionally, my proposal is addressing prioritizing existing pipeline products...not Omidria.

The results of the Citicorp program, amongst other factors, were beyond extraordinary. The stock hit a low of $15 (split adjusted) in late 1990, by the end of '91 it was $33, end of '93 it was $65 per share. It went on to become one of the most valuable and profitable financial institutions in the world closing 1999 at $420.** There were many factors and events that resulted in this valuation, but it is factual the stock grant program was the catalyst that achieved the early results. Incidentally, the remaining 100,000+ employees of Citicorp were thrilled to see the top 100 officers become multi millionaires as we all benefited from the stock price increase. **It caused no problems with internal pay equity or morale**.

**http://finance.yahoo.com/quote/C/history?period1=632552400&period2=946616400&interval=1d&filter=history&frequency=1d

If only rank-and-file employees with low levels of equity compensation at Omeros have direct, hands-on responsibility for developing and delivering the highest priority products in the pipeline, the implementation of my proposal, or something similar, would likely have dramatic results in the acceleration of bringing new products to market. There are thousands of examples where public companies have provided equity compensation to motivate employees and achieve aggressive goals. No matter what happens with my proposal Omeros should give less stock to themselves and more to employees' for performance.

This example is proof positive that given the right leadership, goal setting, and incentives to key staff members one can expect extraordinary performance...I know because I was there and my boss was one of the 100.

ADDITIONAL RATIONALE

The company has never disclosed, to shareholders, its plan to breakeven, generate meaningful revenue, and/or provide a shareholder return. On August 15, 2012 Omeros announced it had unlocked 42 class A GPCR's and expected to unlock a large percentage of the total 120 GPCR's.*** While this is a wonderful accomplishment it is a somewhat unrealistic goal to pursue dozens of very long fuse products while the company has been losing money since its' inception.

Since the IPO in 2009, with the issuance of 6,800,000 shares, Omeros has been forced to continually issue stock and obtain expensive term loans in order to continue its research and development of dozens of products. Today, there are over 42,000,000 shares outstanding...this means early shareholders, who, at one time owned 100% of the company have been diluted down to only 16% ownership...without a penny in return.

By establishing a plan, like my proposal, to focus the best resources and most expense toward bringing a few high demand, high margin products to market, Omeros can accelerate the date for breakeven by many months, or years, and use profits to fund the next round of GPCR's. It may also mean going offshore where the drug approval process is much more streamlined than the US. Roll out the drug, make some money...and obtain FDA approval later for distribution in the US.

CONCLUSIONS

I guess I understand why the CEO of Omeros does not feel pressure to generate material revenue after 8 consecutive years of losses and multiple dilutions of shareholder stock. In 2016, the CEO received over $17,000,000 in income from Omeros salary and stock sales and very generous new grants. The General Counsel, in 2016, took in over $5,000,000. Acceptance of my proposal, or something similar, will engage the "hands-on" staff and begin to share the considerable value Omeros has to offer.

***Omeros press release August 15, 2012

Mr. Fredrickson, please consider making a recommendation to Omeros that they attempt to reach agreement with me to introduce a program they can enthusiastically support and accelerate the generation of material revenue and make employees equity partners in the company. I'd like the company to structure something to help someone other than the senior management of the company to get rich.

Sincerely,



Byron T. Yancey, Jr

Cc: Ms. Marcia Kelbon
Omeros Corporation

Mr. David Martin
Covington & Burling LLP

Exhibit A

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

David B. H. Martin

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 5128
dmartin@cov.com

January 10, 2017

By Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal to Omeros Corporation

Ladies and Gentlemen:

On behalf of Omeros Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to request confirmation from the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes a shareholder proposal submitted by Byron T. Yancey Jr. (the "Proposal") from the proxy materials for its 2017 annual meeting of shareholders. A copy of the Proposal, which requests that the Company adopt a specific employee compensation program, and the cover letter to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. We are simultaneously sending a copy of this letter and the exhibits thereto to the proponent as notice of the Company's intent to omit the Proposal from its 2017 proxy materials in accordance with Exchange Act Rule 14a-8(j). Likewise, we take this opportunity to inform the proponent that a copy of any correspondence he submits to the Commission or the Staff with respect to the Proposal should be provided concurrently to the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D, and request that a copy also be provided to the undersigned at the address above.

THE PROPOSAL

The Proposal states:

> "The shareholders hereby request the Board of Directors implement a voluntary key employee temporary salary reduction combined with a stock grant program for 2017-19 designed to create significant investor/shareholder return."

The supporting statements accompanying the Proposal provide the following definitions of plan participants and key employees, which illustrate the Proposal's scope:

> "**Participant Definition:** Key employees with hands-on responsibility for high value product delivery to buyers before December 31, 2019. Employees will be identified by the CEO. The participants may be any number of employees the CEO sees fit but no less than 10. Employees selected must volunteer to participate and sign a letter with the terms of the plan for the specific employee."
>
> "'**Key employees**': Those full time employees with direct/hands-on responsibility for product delivery to buyers. May or may not be a C-level employee."

BASES FOR EXCLUSION

We request that the Staff concur in our view that the Proposal may be excluded from the Company's 2017 proxy materials pursuant to Rule 14a-8(i)(7) because it seeks to deal with a matter relating to the Company's ordinary business operations and Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9 of the Exchange Act.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to deal with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the policy underlying this exclusion rests on two "central considerations," specifically whether the proposal (i) concerns tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Amendments to Rules on Shareholder Proposals*, SEC Rel. No. 34-40018 (May 21, 1998).

The Staff has applied these principles consistently over time to permit companies to exclude proposals that relate to compensation of employees generally, as opposed to proposals that focus their impact on executive officers. *See* Staff Legal Bulletin No. 14A (Jul. 12, 2002).[1] Recent no-action requests that have permitted exclusion of proposals relating to general compensation include *The TJX Companies, Inc.* (Mar. 8, 2016) (requesting adoption of principles relating to minimum wage reform); *Baxter International Inc.* (Jan. 6, 2016) (requesting a 60% reduction in benefits and stock options); *McDonald's Corporation* (Mar. 18, 2015) (seeking an increase in the minimum wage payable to employees, to be offset by reduced fees payable by franchisees or increased prices for food); *Kohl's Corporation* (Feb. 27, 2015) (requesting a report comparing the total compensation package for top senior executives to store employees' median wage); *Microsoft Corp.* (Sept. 17, 2013) (requesting that total compensation of "senior management, executives and all other employees the board is charged with determining compensation for" be limited to 100 times the average individual total compensation paid to the remaining full-time, non-contract employees); *Deere & Company* (Oct. 17, 2012) (requesting that managing officers and directors "voluntarily repatriate" one-third of their 2013 total compensation into a bonus pool to be distributed to employees); *Bank of America Corp.*, (Jan. 31, 2012) (requesting that compensation for the 100 top earning executives and directors be set at 2006 levels and adjusted based on stock price appreciation since December 31, 2006); *Green Bankshares, Inc.* (Feb. 7, 2011) (requesting a 9% salary reduction for employees making more than $25,000 per year); *Ford Motor Co.* (Jan. 9, 2008) (requesting that the company discontinue awarding stock options to employees).

As with the proposals in the no-action letters referenced above, the Proposal is unambiguous in its application to employees generally. Specifically, the Proposal would require the CEO to select "any number of employees the CEO sees fit[,] but no less than 10," and provides that such persons should be "full time employees with direct/hands-on responsibility for product delivery . . . [who m]ay or may not be a C-level employee." This definition of "key employees" reaches *far* beyond the Company's executive officers, both by its stated terms, and as applied to the Company, which has three executive officers (*i.e.*, the Chief Executive Officer, Chief Accounting Officer and General Counsel), none of whom has "direct/hands-on responsibility" for the delivery of OMIDRIA®, the Company's only commercial product, to

[1] "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7); and we do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)."

buyers.[2] Furthermore, as discussed below, the only Company employees who would be reasonably likely to accept participation in the program specified in the Proposal are rank-and-file employees with relatively low levels of equity compensation.[3] Because the Proposal addresses the compensation of a class of employees that is significantly broader than the Company's senior executive officers, the Proposal should be subject to exclusion under the Staff's long-standing application of Rule 14a-8(i)(7) to proposals regarding general compensation matters.

The Proposal is also excludable because it seeks to micro-manage the Company's process for compensating employees by specifying compensation program requirements in painstaking detail. In particular, the Proposal would require the Company's board of directors to approve a grant of 10,000 shares of the Company's common stock to participants selected by the CEO who "elect" to forego 15% of their annual base salary beginning on June 30, 2017. The Proposal would require that such shares have a price per share that is at least $35 greater than the closing stock price on June 30, 2017, with vesting occurring if the closing stock price remains above the target price for 20 consecutive trading days.[4] In addition to the 15% salary reduction, participating employees also would become ineligible for bonuses and stock option grants, which are major components of employee compensation (and the most significant component for executive officers).[5]

If adopted, the Proposal would impose these arbitrary requirements in place of the calibrated objectives of the Company's existing program for compensating employees, which

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[2] We understand that direct supervisory responsibility for both the physical "delivery" of OMIDRIA to wholesalers and for OMIDRIA sales to ambulatory surgical centers and hospitals rests with employees who are not executive officers, and that "hands-on" responsibility for these functions rests with rank-and-file employees.

[3] As discussed in greater detail at note 6 below, application of the Proposal would eliminate nearly all equity compensation opportunity for the Company's executive officers. Accordingly, insofar as the Proposal seeks to encourage voluntary participation, only employees with low levels of equity compensation would have an economic rationale to accept the terms of the program. The Staff has consistently permitted exclusion of shareholder proposals that are focused on such persons.

[4] The Company's stock price would need to increase by approximately 421.2% from the closing stock price on the date of the Proposal in order for stock grants with the terms specified in the Proposal to vest. The Proposal does not address why this particular target price is appropriate or advisable.

[5] We assume, for purposes of this discussion, that the proponent intends for the restriction on bonus and stock option grants to commence on June 30, 2017 and extend through the earlier of the date the share price goal is achieved and December 31, 2019 and that other dates referenced in the supporting statements are typographical errors. If this is not the case, participants would be precluded from receiving a bonus or stock option award "between June 30, 2107 and achieving share price goal."

has been developed and refined by senior management with significant direction and oversight from the Compensation Committee of the Company's board of directors (the "Committee"), which has received input from Compensia, Inc., the Committee's independent compensation consultant, and evaluated compensation market data for comparable companies. In particular, the program specified in the Proposal may result in startling changes in internal pay equity and morale. Implementation of the Proposal also may lead to retention problems to the extent participants believe that the vesting target is unattainable or not directly related to their responsibility for "product delivery to buyers." Finally, the Proposal's attempt to micro-manage the Company's employee compensation process would, as a practical matter, make it highly unlikely that any executive officer or other employee who receives significant equity grants would agree to participate in the program, as the amount that could be realized would be significantly less than the amount that could be realized, with less risk, by declining participation and continuing to receive annual equity compensation awards.[6]

Finally, not content with micro-managing the Company's compensation programs, the Proposal also purports to micro-manage the agenda of the Company's quarterly earnings calls by requiring the Chief Executive Officer to report on "progress toward plan objectives" on a quarterly basis. It is unclear if such a report is intended to address the changes to the Company's stock price or the Proposal's purported "goals" of "(1) immediately reducing expense to reduce losses, (2) focus key employees on working together/with partners toward a common goal, and (3) eliminate debt and additional issues of stock," but in either case this aspect of the Proposal would represent an unnecessary and unwarranted intrusion into the Company's quarterly disclosure process. In particular, it is unclear how adoption of the Proposal would be expected to have a material impact on items that are ordinarily discussed on the Company's earnings calls. Even if this information were material in some periods, the Proposal's requirement for quarterly disclosure would effectively impose a bright-line materiality determination in the place of a facts and circumstances analysis by management and the board of directors. In this regard the Proposal's disclosure requirement represents exactly what the micro-management basis for exclusion is designed to preclude – an intrusion into a complex topic on which shareholders, as a group, are not positioned to make an informed judgment.

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[6] For example, if the program specified in the Proposal had been implemented on June 30, 2014, the target price would not have been achieved and program participants would have received no payout. However, if the price had been achieved on December 31, 2016 (the last day of the program), the value of the 10,000 share grant for the Company's executive officers would have been less than 5% of the value of stock options granted to each executive officer during the applicable period.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that vague and indefinite proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *see also Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal where "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has allowed exclusion under Rule 14a-8(i)(3) of proposals addressing compensation matters that contained ambiguities that made the proposals potentially subject to differing interpretations. *See, e.g., Motorola, Inc.* (Jan. 12, 2011) (permitting exclusion of a proposal requesting a policy to require senior executives to retain a significant percentage of stock acquired through equity pay programs); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting the adoption of a new policy for compensating senior executives that failed to define critical terms and was internally inconsistent); *Energy East Corp.* (Feb. 12, 2007) (permitting exclusion of a proposal where key terms such as "benefits" and "peer group" were not defined); *Prudential Financial, Inc.* (Feb. 16, 2006) (permitting exclusion of a proposal requesting shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases"); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting "a policy for compensation for the executives . . . based on stock growth" where the proposal failed to specify whether it addressed all executive compensation or merely stock-based compensation); *General Electric Company* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits" that did not provide guidance on how benefits should be measured for purposes of implementing the proposal).

Similar to these precedents, the Proposal contains a number of ambiguities that are likely to confuse shareholders and the Company in determining what the Proposal requires. The ambiguities that make the Proposal subject to varying interpretation include the following:

- *"'Key employees': Those full time employees with direct/hands-on responsibility for product delivery to buyers."*

It is unclear how the Company is to determine which employees have "direct/hands-on responsibility for product delivery to buyers." In this regard, the Company's sole commercial product, OMIDRIA, is manufactured by a third party and shipped directly to independent wholesalers, which in turn ship the product to the Company's ultimate customers, ambulatory surgical centers and hospitals, for use on patients. The Company could reasonably interpret this statement as being focused on three different groups of employees, namely (i) those who manage the relationship with the third-party manufacturer, including overseeing physical delivery of the product to wholesalers, (ii) those who interact with wholesalers, and/or (iii) sales representatives who interact with ambulatory surgical centers, hospitals and doctors. These groups of employees have significantly different job functions, and to the extent there is any connection between the program the Proposal would require and the "goals" of the program, it is necessary for the Company to understand which employees should be included in the program.

- *"Participant Definition: Key employees with hands-on responsibility for high value product delivery to buyers before December 31, 2019."*

This provision would appear to make the program applicable to new employees or current employees who obtain new responsibilities with respect to product delivery before December 31, 2019, consistent with the resolution's statement that the program is "for 2017-2019." However, it is unclear how the Company is expected to implement the program with respect to such employees, as the program calls for participants to "exchange 15% of their annual salary rate" effective June 30, 2017 for a stock grant of 10,000 shares based on appreciation of the Company's stock price over the June 30, 2017 closing stock price. If these employees are intended to be included in the program, it is unclear how the salary exchange, stock grant and appreciation level are to be determined. In addition, if new hires are allowed to participate it is unclear whether they would be barred from receiving cash or a stock option grant in connection with joining the Company.

- *"The participants may be any number of employees the CEO sees fit but no less than 10."*

It is unclear whether this statement relates to the number of employees that the Chief Executive Officer must identify as being "key employees with hands-on responsibility for high value product delivery," as referenced in the definition of "participant" or the slightly different definition of "key employees," or the number of such employees who, once approached, must volunteer to participate in the program. Furthermore, to the extent the Chief Executive Officer is unable to find 10 employees who meet these criteria, it is unclear whether the program should (i) proceed with fewer than 10 participants, (ii) become mandatory for employees with product delivery responsibilities, (iii) be expanded to employees with other functional responsibilities in order to find 10 willing participants, (iv) become mandatory for a broader group of employees in order to enroll 10 participants or (v) be cancelled.

- *"The stock grant will be issued when the goal is achieved as unrestricted stock, and the salary exchange will be restored."*

This sentence is vague and indefinite insofar as it is unclear whether the "goal" being referenced is the attainment of one or more of the three "goals" of the Proposal that are identified in the supporting statements or a trading price that is $35 greater than the June 30, 2017 closing stock price. In addition, it is unclear how the Company is being directed to restore the "salary exchange," in particular whether this restoration is intended to assign employees their salary rate that was in effect on June 30, 2017 or their 2017 salary rate as adjusted by any intermittent pay increase. Furthermore, it is unclear whether the salary restoration is intended to be given retroactive effect to compensate employees for lost salary over a 30-month period. Finally, as stated previously, the Proposal inconsistently refers to the date of restoration of salary as December 31, 2019 or "achieving the share price goal," and fails to specify whether one or both conditions would be necessary to restore the "salary exchange."

- *"Plan: Management to develop and implement a plan designed to achieve Proposal Goals."*

The Proposal states that shareholders request that "the Board of Directors implement a voluntary key employee temporary salary reduction combined with a stock grant program," but this statement would make implementation the responsibility of management. More generally, it is unclear what relationship, if any, the program laid out in the Proposal bears to the stated goals of the Proposal, as the Company believes it is highly unlikely that adoption of the Proposal, even if accepted by every Company employee, would have a material effect on the Company's level of expense, allow it to eliminate debt or preclude it from seeking additional equity financing when circumstances warrant. Further, to the extent the program is successful it would undercut the "goal" of eliminating additional issues of stock, as it would result in the issuance of 10,000 shares of common stock per participating employee.

As discussed above, the Proposal contains a number of ambiguities and inconsistencies that would make it difficult, if not impossible, for shareholders to know with certainty what they are being asked to approve or that would assist the Company in implementing the Proposal if it were adopted. Accordingly, the proposal is materially vague and indefinite and should be excluded under Rule 14a-8(i)(3) consistent with the Staff's precedents applying this exclusion to compensation-related proposals.

CONCLUSION

Based on the foregoing analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal and supporting statements from its 2017 proxy materials under Rules 14a-8(i)(7) and 14a-8(i)(3).

* * * * *

The Company anticipates that the 2017 proxy materials will be finalized for distribution on or about April 21, 2017. Accordingly, the Company would appreciate receiving the Staff's response to this no-action request by March 17, 2017.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact me at (202) 662-5128 or Matthew C. Franker, at (202) 662-5895.

Very truly yours,



David B.H. Martin

cc: Byron T. Yancey

Marcia S. Kelbon
Omeros Corporation

Exhibit B


RECEIVED
NOV 07 2016
By MSK

Byron T. Yancey, Jr.

FISMA & OMB Memorandum M-07-16

November 1, 2016

Ms. Marcia S. Kelbon, J.D., M.S.
The Omeros Building
201 Elliott Ave West
Seattle, WA 98119

Re: Shareholder Proposal

Dear Ms. Kelbon;

I am Byron Yancey and own 25,447 shares of Omeros common stock (Att. 1). My original purchase of over $2,000 was in May, 2010 (Att. 2). Under rule 14a-8 of the Securities Exchange Act I am eligible to submit a shareholder proposal for the 2017 annual meeting. I plan to attend the meeting and hold these shares until after your 2017 shareholder meeting.

I have been a shareholder of Omeros since 2010 and a firm believer the company stock is undervalued because management has not made investor/shareholder return a priority. I continue to believe there is a huge upside in shareholder value once the company focuses on near term high value products and multiple partners/markets to deliver product(s).

The attached shareholder proposal (Att. 3) is intended to determine shareholder desire to encourage management to make shareholder return a high priority

Since you did not respond to my September 2016 letter requesting any Omeros by-laws concerning shareholder proposals, I am assuming meeting rule 14a-8 rules are sufficient. I will be happy to discuss my proposal and any modifications you wish to make (***FISMA & OMB Memorandum M-07-16*****).**

Regards,

Byron T. Yancey, Jr.

Byron T. Yancey, Jr.

Omeros Shareholder Proposal

Proposal Submitted by: Byron T. Yancey, Jr.

Address of Record: ***FISMA & OMB Memorandum M-07-16***

Shareholder Date: May 2010

Proposal Submitted on: November 1, 2016

Proposal Submitted to: Ms. Marcia S. Kelbon, J.D., M.S., General Counsel, and Secretary

Purpose: Create incentive for key employees to make investor/shareholder return a high priority for the Company.

RESOLVED: The shareholders hereby request the Board of Directors implement a voluntary key employee temporary salary reduction combined with a stock grant program for 2017-19 designed to create significant investor/shareholder return.

Supporting Statements

Goals: (1) Immediately reduce expense to reduce losses, (2) focus key employees on working together/with partners toward a common goal, and (3) eliminate debt and additional issues of stock.

Participant Definition: Key employees with hands-on responsibility for high value product delivery to buyers before December 31, 2019. Employees will be identified by the CEO. The participants may be any number of employees the CEO sees fit but no less than 10. Employees selected must volunteer to participate and sign a letter with the terms of the plan for the specific employee.

Program: Effective June 30, 2017 each participant will exchange 15% of their annual salary rate (ASR) for a Company stock grant of 10,000 shares. The stock grant will be approved by the Board of Directors and be either treasury stock or new stock to be issued upon the company stock price increasing by $35 (Thirty Five Dollars) over the `June 30, 2017 closing stock price and remain above the strike price for 20 consecutive trading days. The stock grant will be issued when the goal is achieved as unrestricted stock, and the salary exchange will be restored. This program will expire on December 31, 2019 and the 15% salary exchange will be restored regardless of share price.

Plan: Management to develop and implement a plan designed to achieve Proposal Goals. Progress toward plan objectives are to be reviewed during the company quarterly conference calls by CEO.

(Definitions Page 2)

Definitions:

1. **'Company'** means Omeros
2. **'Key employees'**: Those full time employees with direct/hands-on responsibility for product delivery to buyers. May or may not be a C-level employee.
3. **'Terms of Plan'**: Specific employee example: (example assumes a share price of $15 on 6/30/17 for the purpose of explanation)

   ASR of $100,000. Stock Price $15/share on 6/30/17. Stock grant of 10,000 shares.
   ASR of $100,000 X 15% = $15,000. ASR reduced by $15,000 effective 7/1/2017.
   Stock price on 6/30/17 = $15/share.
   Share Price increase $35 + 15 = $50
   After 20 consecutive trading days of share price achievement: (1) Salary increased by $15,000 (2) issuance of 10,000 shares of unrestricted company stock issued to employee
   (10,000 shares X $50 = $500,000)
4. **'Salary Exchange Impact'** between June 30, 2917 and December 31, 2019: Normally scheduled performance reviews and salary actions will take place. No participant will receive a bonus or stock option between June 30, 2107 and achieving share price goal.


OMEROS

Follow

OMER Insider Activity (SEC Form 4)

Last 3 mo.Last 12 mo.0-20-15-10-55

	3 MO.	12 MO.
# of Open Market Buys	0	0
# of Sells	7	17
Total Insider Trades	7	17

Number of Insider Shares Traded

Last 3 mo.Last 12 mo.0k-1,000k-750k-500k-250k250k

	3 MO.	12 MO.
# of Shares Bought	0	0
# of Shares Sold	615,244	763,444
Total Shares Traded	615,244	763,444
Net Activity	(615,244)	(763,444)

Most purchased for $.98/share



Sells in last 3 months: 7
Sells in last 12 months: 17

Insider	Relation	Last Date ▼	Transaction Type	OwnerType	Shares Traded	Last Price	Shares Held
CABLE THOMAS J.	Director	12/14/2016	Automatic Sell	direct	3,000	10.2140	43,067
DEMOPULOS GREGORY A MD	Officer	12/07/2016	Automatic Sell	direct	102,044	10.4762	1,884,985
DEMOPULOS GREGORY A MD	Officer	12/06/2016	Automatic Sell	direct	102,040	10.7978	1,884,985
DEMOPULOS GREGORY A MD	Officer	12/05/2016	Automatic Sell	direct	102,040	10.7080	1,884,985
DEMOPULOS	Officer	12/02/2016	Automatic	direct	102,040	11.0015	1,703,822

Insider	Relation	Last Date ▼	Transaction Type	OwnerType	Shares Traded	Last Price	Shares Held
GREGORY A MD			Sell				
DEMOPULOS GREGORY A MD	Officer	12/01/2016	Automatic Sell	direct	106,521	11.5593	1,703,822
DEMOPULOS GREGORY A MD	Officer	11/30/2016	Automatic Sell	direct	97,559	12.2129	1,703,822
KELBON MARCIA S.	Officer	09/15/2016	Automatic Sell	direct	16,000	10.9111	163,597
KELBON MARCIA S.	Officer	08/15/2016	Automatic Sell	direct	15,900	11.5614	163,597
CABLE THOMAS J.	Director	08/12/2016	Automatic Sell	direct	3,000	11.5190	46,067
KELBON MARCIA S.	Officer	07/15/2016	Automatic Sell	direct	15,900	11.4971	163,597
KELBON MARCIA S.	Officer	06/15/2016	Automatic Sell	direct	15,900	11.4153	163,597
KELBON MARCIA S.	Officer	05/16/2016	Automatic Sell	direct	15,900	9.9407	163,597
KELBON MARCIA S.	Officer	04/15/2016	Automatic Sell	direct	15,900	15.1819	163,597
CABLE THOMAS J.	Director	03/24/2016	Automatic Sell	direct	2,000	14.7113	49,067

Insider	Relation	Last Date ▼	Transaction Type	OwnerType	Shares Traded	Last Price	Shares Held
KELBON MARCIA S.	Officer	03/15/2016	Automatic Sell	direct	15,900	15.1204	148,426
KELBON MARCIA S.	Officer	03/08/2016	Automatic Sell	direct	31,800	15.0316	148,426

Insider	Relation	Last Date ▼	Transaction Type	OwnerType	Shares Traded	Last Price	Shares Held
KELBON MARCIA S.	Officer	12/22/2015	Automatic Sell	direct	746	15.0000	138,426
KELBON MARCIA S.	Officer	12/18/2015	Automatic Sell	direct	15,154	15.0000	131,126
KELBON MARCIA S.	Officer	11/23/2015	Automatic Sell	direct	15,900	15.0000	131,126
CABLE THOMAS J.	Director	11/18/2015	Automatic Sell	direct	2,000	13.7346	51,067
CABLE THOMAS J.	Director	07/15/2015	Automatic Sell	direct	2,000	18.7782	53,067
CABLE THOMAS J.	Director	03/24/2015	Automatic Sell	direct	2,000	24.4284	55,067

Pipeline behind Marketed OMIDRIA®


OMEROS

	Product/Program	Targeted Disease	Pre-clinical	Phase 1	Phase 2	Phase 3	FDA Approval	Economic Rights
	Clinical Programs							
1	MASP-2 (OMS721) - Lectin Pathway Disorders	Atypical Hemolytic Uremic Syndrome	→	→	→			OMEROS
2	MASP-2 (OMS721) - Lectin Pathway Disorders	IgA Nephropathy and Other Renal Diseases; TMAs	→	→	→			OMEROS
3	PDE10 (OMS824) - CNS Disorders	Huntington's and Schizophrenia	→	→	→			OMEROS
4	PPARγ (OMS405) - Addiction	Opioid and Nicotine Addiction	→	→	→			OMEROS
5	OMS201 - Urology	Ureteroscopy	→	→				OMEROS
	Preclinical Programs							
6	PDE7 (OMS527) - CNS Disorders	Addictions and Compulsive Disorders; Movement Disorders	→					OMEROS
7	Plasmin (OMS616) - Bleeding Disorders	Surgical and Traumatic Bleeding	→					OMEROS
8	MASP (OMS906) - Alternative Pathway Disorders	PNH and a Wide Range of Other Alternative Pathway Disorders	→					OMEROS
9-14	GPR17, GPR101, GPR151, GPR161, GPR174, GPR183	Demyelinating Disorders; Eating Disorders; Pain; Breast Cancer; Osteoporosis and EBV; T-Regs	→					OMEROS
many	GPCR Platform	CNS, Metabolic, CV, Oncologic, Musculoskeletal & Other Disorders	→					OMEROS
many	Antibody Platform	Metabolic, CV, Oncologic, Musculoskeletal & Other Disorders	→					OMEROS


OMEROS®

Pipeline

We are a biopharmaceutical company committed to discovering, developing and commercializing both small-molecule and protein therapeutics for large-market as well as orphan indications targeting inflammation, coagulopathies, and multiple CNS disorders, as well as our three platform programs: PharmacoSurgery®, antibody and G protein-coupled receptor targeting both large-market and orphan opportunities.

Our first drug product, OMIDRIA® (phenylephrine and ketorolac injection) 1%/0.3%, was broadly launched in the U.S. in April 2015. OMIDRIA is the first and only FDA-approved drug (1) for use during cataract surgery or intraocular lens (IOL) replacement to maintain pupil size by preventing intraoperative miosis (pupil constriction) and to reduce postoperative ocular pain and (2) that contains an NSAID for intraocular use. OMIDRIA is part of our proprietary PharmacoSurgery® platform, which is designed to improve clinical outcomes of patients undergoing ophthalmological, arthroscopic, urological, and other surgical and medical procedures.

In our pipeline we have clinical-stage development programs focused on: complement-associated thrombotic microangiopathies; complement-mediated glomerulonephropathies; Huntington's disease and cognitive impairment; and addictive and compulsive disorders.

In addition, we have a diverse group of preclinical programs and two additional platforms: one capable of unlocking new G protein-coupled receptor, or GPCR, drug targets, and the other used to generate antibodies. Our GPCR platform is making available an unprecedented number of new GPCR drug targets and corresponding compounds to the pharmaceutical industry for drug development, and our antibody platform enables the discovery of novel, high-affinity monoclonal antibodies.

For OMIDRIA and each of our product candidates and programs, other than OMS103, we have retained control of all commercial rights.

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

David B. H. Martin

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 5128
dmartin@cov.com

January 10, 2017

By Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal to Omeros Corporation

Ladies and Gentlemen:

On behalf of Omeros Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to request confirmation from the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes a shareholder proposal submitted by Byron T. Yancey Jr. (the "Proposal") from the proxy materials for its 2017 annual meeting of shareholders. A copy of the Proposal, which requests that the Company adopt a specific employee compensation program, and the cover letter to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. We are simultaneously sending a copy of this letter and the exhibits thereto to the proponent as notice of the Company's intent to omit the Proposal from its 2017 proxy materials in accordance with Exchange Act Rule 14a-8(j). Likewise, we take this opportunity to inform the proponent that a copy of any correspondence he submits to the Commission or the Staff with respect to the Proposal should be provided concurrently to the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D, and request that a copy also be provided to the undersigned at the address above.

THE PROPOSAL

The Proposal states:

> "The shareholders hereby request the Board of Directors implement a voluntary key employee temporary salary reduction combined with a stock grant program for 2017-19 designed to create significant investor/shareholder return."

The supporting statements accompanying the Proposal provide the following definitions of plan participants and key employees, which illustrate the Proposal's scope:

> "**Participant Definition:** Key employees with hands-on responsibility for high value product delivery to buyers before December 31, 2019. Employees will be identified by the CEO. The participants may be any number of employees the CEO sees fit but no less than 10. Employees selected must volunteer to participate and sign a letter with the terms of the plan for the specific employee."

> "'**Key employees**': Those full time employees with direct/hands-on responsibility for product delivery to buyers. May or may not be a C-level employee."

BASES FOR EXCLUSION

We request that the Staff concur in our view that the Proposal may be excluded from the Company's 2017 proxy materials pursuant to Rule 14a-8(i)(7) because it seeks to deal with a matter relating to the Company's ordinary business operations and Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9 of the Exchange Act.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to deal with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the policy underlying this exclusion rests on two "central considerations," specifically whether the proposal (i) concerns tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Amendments to Rules on Shareholder Proposals*, SEC Rel. No. 34-40018 (May 21, 1998).

The Staff has applied these principles consistently over time to permit companies to exclude proposals that relate to compensation of employees generally, as opposed to proposals that focus their impact on executive officers. *See* Staff Legal Bulletin No. 14A (Jul. 12, 2002).[1] Recent no-action requests that have permitted exclusion of proposals relating to general compensation include *The TJX Companies, Inc.* (Mar. 8, 2016) (requesting adoption of principles relating to minimum wage reform); *Baxter International Inc.* (Jan. 6, 2016) (requesting a 60% reduction in benefits and stock options); *McDonald's Corporation* (Mar. 18, 2015) (seeking an increase in the minimum wage payable to employees, to be offset by reduced fees payable by franchisees or increased prices for food); *Kohl's Corporation* (Feb. 27, 2015) (requesting a report comparing the total compensation package for top senior executives to store employees' median wage); *Microsoft Corp.* (Sept. 17, 2013) (requesting that total compensation of "senior management, executives and all other employees the board is charged with determining compensation for" be limited to 100 times the average individual total compensation paid to the remaining full-time, non-contract employees); *Deere & Company* (Oct. 17, 2012) (requesting that managing officers and directors "voluntarily repatriate" one-third of their 2013 total compensation into a bonus pool to be distributed to employees); *Bank of America Corp.*, (Jan. 31, 2012) (requesting that compensation for the 100 top earning executives and directors be set at 2006 levels and adjusted based on stock price appreciation since December 31, 2006); *Green Bankshares, Inc.* (Feb. 7, 2011) (requesting a 9% salary reduction for employees making more than $25,000 per year); *Ford Motor Co.* (Jan. 9, 2008) (requesting that the company discontinue awarding stock options to employees).

As with the proposals in the no-action letters referenced above, the Proposal is unambiguous in its application to employees generally. Specifically, the Proposal would require the CEO to select "any number of employees the CEO sees fit[,] but no less than 10," and provides that such persons should be "full time employees with direct/hands-on responsibility for product delivery . . . [who m]ay or may not be a C-level employee." This definition of "key employees" reaches *far* beyond the Company's executive officers, both by its stated terms, and as applied to the Company, which has three executive officers (*i.e.*, the Chief Executive Officer, Chief Accounting Officer and General Counsel), none of whom has "direct/hands-on responsibility" for the delivery of OMIDRIA®, the Company's only commercial product, to

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[1] "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7); and we do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)."

buyers.[2] Furthermore, as discussed below, the only Company employees who would be reasonably likely to accept participation in the program specified in the Proposal are rank-and-file employees with relatively low levels of equity compensation.[3] Because the Proposal addresses the compensation of a class of employees that is significantly broader than the Company's senior executive officers, the Proposal should be subject to exclusion under the Staff's long-standing application of Rule 14a-8(i)(7) to proposals regarding general compensation matters.

The Proposal is also excludable because it seeks to micro-manage the Company's process for compensating employees by specifying compensation program requirements in painstaking detail. In particular, the Proposal would require the Company's board of directors to approve a grant of 10,000 shares of the Company's common stock to participants selected by the CEO who "elect" to forego 15% of their annual base salary beginning on June 30, 2017. The Proposal would require that such shares have a price per share that is at least $35 greater than the closing stock price on June 30, 2017, with vesting occurring if the closing stock price remains above the target price for 20 consecutive trading days.[4] In addition to the 15% salary reduction, participating employees also would become ineligible for bonuses and stock option grants, which are major components of employee compensation (and the most significant component for executive officers).[5]

If adopted, the Proposal would impose these arbitrary requirements in place of the calibrated objectives of the Company's existing program for compensating employees, which

---

[2] We understand that direct supervisory responsibility for both the physical "delivery" of OMIDRIA to wholesalers and for OMIDRIA sales to ambulatory surgical centers and hospitals rests with employees who are not executive officers, and that "hands-on" responsibility for these functions rests with rank-and-file employees.

[3] As discussed in greater detail at note 6 below, application of the Proposal would eliminate nearly all equity compensation opportunity for the Company's executive officers. Accordingly, insofar as the Proposal seeks to encourage voluntary participation, only employees with low levels of equity compensation would have an economic rationale to accept the terms of the program. The Staff has consistently permitted exclusion of shareholder proposals that are focused on such persons.

[4] The Company's stock price would need to increase by approximately 421.2% from the closing stock price on the date of the Proposal in order for stock grants with the terms specified in the Proposal to vest. The Proposal does not address why this particular target price is appropriate or advisable.

[5] We assume, for purposes of this discussion, that the proponent intends for the restriction on bonus and stock option grants to commence on June 30, 2017 and extend through the earlier of the date the share price goal is achieved and December 31, 2019 and that other dates referenced in the supporting statements are typographical errors. If this is not the case, participants would be precluded from receiving a bonus or stock option award "between June 30, 2107 and achieving share price goal."

has been developed and refined by senior management with significant direction and oversight from the Compensation Committee of the Company's board of directors (the "Committee"), which has received input from Compensia, Inc., the Committee's independent compensation consultant, and evaluated compensation market data for comparable companies. In particular, the program specified in the Proposal may result in startling changes in internal pay equity and morale. Implementation of the Proposal also may lead to retention problems to the extent participants believe that the vesting target is unattainable or not directly related to their responsibility for "product delivery to buyers." Finally, the Proposal's attempt to micro-manage the Company's employee compensation process would, as a practical matter, make it highly unlikely that any executive officer or other employee who receives significant equity grants would agree to participate in the program, as the amount that could be realized would be significantly less than the amount that could be realized, with less risk, by declining participation and continuing to receive annual equity compensation awards.[6]

Finally, not content with micro-managing the Company's compensation programs, the Proposal also purports to micro-manage the agenda of the Company's quarterly earnings calls by requiring the Chief Executive Officer to report on "progress toward plan objectives" on a quarterly basis. It is unclear if such a report is intended to address the changes to the Company's stock price or the Proposal's purported "goals" of "(1) immediately reducing expense to reduce losses, (2) focus key employees on working together/with partners toward a common goal, and (3) eliminate debt and additional issues of stock," but in either case this aspect of the Proposal would represent an unnecessary and unwarranted intrusion into the Company's quarterly disclosure process. In particular, it is unclear how adoption of the Proposal would be expected to have a material impact on items that are ordinarily discussed on the Company's earnings calls. Even if this information were material in some periods, the Proposal's requirement for quarterly disclosure would effectively impose a bright-line materiality determination in the place of a facts and circumstances analysis by management and the board of directors. In this regard the Proposal's disclosure requirement represents exactly what the micro-management basis for exclusion is designed to preclude – an intrusion into a complex topic on which shareholders, as a group, are not positioned to make an informed judgment.

---

[6] For example, if the program specified in the Proposal had been implemented on June 30, 2014, the target price would not have been achieved and program participants would have received no payout. However, if the price had been achieved on December 31, 2016 (the last day of the program), the value of the 10,000 share grant for the Company's executive officers would have been less than 5% of the value of stock options granted to each executive officer during the applicable period.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that vague and indefinite proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *see also Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal where "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has allowed exclusion under Rule 14a-8(i)(3) of proposals addressing compensation matters that contained ambiguities that made the proposals potentially subject to differing interpretations. *See, e.g., Motorola, Inc.* (Jan. 12, 2011) (permitting exclusion of a proposal requesting a policy to require senior executives to retain a significant percentage of stock acquired through equity pay programs); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting the adoption of a new policy for compensating senior executives that failed to define critical terms and was internally inconsistent); *Energy East Corp.* (Feb. 12, 2007) (permitting exclusion of a proposal where key terms such as "benefits" and "peer group" were not defined); *Prudential Financial, Inc.* (Feb. 16, 2006) (permitting exclusion of a proposal requesting shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases"); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting "a policy for compensation for the executives . . . based on stock growth" where the proposal failed to specify whether it addressed all executive compensation or merely stock-based compensation); *General Electric Company* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits" that did not provide guidance on how benefits should be measured for purposes of implementing the proposal).

Similar to these precedents, the Proposal contains a number of ambiguities that are likely to confuse shareholders and the Company in determining what the Proposal requires. The ambiguities that make the Proposal subject to varying interpretation include the following:

- *"'Key employees': Those full time employees with direct/hands-on responsibility for product delivery to buyers."*

It is unclear how the Company is to determine which employees have "direct/hands-on responsibility for product delivery to buyers." In this regard, the Company's sole commercial product, OMIDRIA, is manufactured by a third party and shipped directly to independent wholesalers, which in turn ship the product to the Company's ultimate customers, ambulatory surgical centers and hospitals, for use on patients. The Company could reasonably interpret this statement as being focused on three different groups of employees, namely (i) those who manage the relationship with the third-party manufacturer, including overseeing physical delivery of the product to wholesalers, (ii) those who interact with wholesalers, and/or (iii) sales representatives who interact with ambulatory surgical centers, hospitals and doctors. These groups of employees have significantly different job functions, and to the extent there is any connection between the program the Proposal would require and the "goals" of the program, it is necessary for the Company to understand which employees should be included in the program.

- *"Participant Definition: Key employees with hands-on responsibility for high value product delivery to buyers before December 31, 2019."*

This provision would appear to make the program applicable to new employees or current employees who obtain new responsibilities with respect to product delivery before December 31, 2019, consistent with the resolution's statement that the program is "for 2017-2019." However, it is unclear how the Company is expected to implement the program with respect to such employees, as the program calls for participants to "exchange 15% of their annual salary rate" effective June 30, 2017 for a stock grant of 10,000 shares based on appreciation of the Company's stock price over the June 30, 2017 closing stock price. If these employees are intended to be included in the program, it is unclear how the salary exchange, stock grant and appreciation level are to be determined. In addition, if new hires are allowed to participate it is unclear whether they would be barred from receiving cash or a stock option grant in connection with joining the Company.

- *"The participants may be any number of employees the CEO sees fit but no less than 10."*

It is unclear whether this statement relates to the number of employees that the Chief Executive Officer must identify as being "key employees with hands-on responsibility for high value product delivery," as referenced in the definition of "participant" or the slightly different definition of "key employees," or the number of such employees who, once approached, must volunteer to participate in the program. Furthermore, to the extent the Chief Executive Officer is unable to find 10 employees who meet these criteria, it is unclear whether the program should (i) proceed with fewer than 10 participants, (ii) become mandatory for employees with product delivery responsibilities, (iii) be expanded to employees with other functional responsibilities in order to find 10 willing participants, (iv) become mandatory for a broader group of employees in order to enroll 10 participants or (v) be cancelled.

- *"The stock grant will be issued when the goal is achieved as unrestricted stock, and the salary exchange will be restored."*

This sentence is vague and indefinite insofar as it is unclear whether the "goal" being referenced is the attainment of one or more of the three "goals" of the Proposal that are identified in the supporting statements or a trading price that is $35 greater than the June 30, 2017 closing stock price. In addition, it is unclear how the Company is being directed to restore the "salary exchange," in particular whether this restoration is intended to assign employees their salary rate that was in effect on June 30, 2017 or their 2017 salary rate as adjusted by any intermittent pay increase. Furthermore, it is unclear whether the salary restoration is intended to be given retroactive effect to compensate employees for lost salary over a 30-month period. Finally, as stated previously, the Proposal inconsistently refers to the date of restoration of salary as December 31, 2019 or "achieving the share price goal," and fails to specify whether one or both conditions would be necessary to restore the "salary exchange."

- *"Plan: Management to develop and implement a plan designed to achieve Proposal Goals."*

The Proposal states that shareholders request that "the Board of Directors implement a voluntary key employee temporary salary reduction combined with a stock grant program," but this statement would make implementation the responsibility of management. More generally, it is unclear what relationship, if any, the program laid out in the Proposal bears to the stated goals of the Proposal, as the Company believes it is highly unlikely that adoption of the Proposal, even if accepted by every Company employee, would have a material effect on the Company's level of expense, allow it to eliminate debt or preclude it from seeking additional equity financing when circumstances warrant. Further, to the extent the program is successful it would undercut the "goal" of eliminating additional issues of stock, as it would result in the issuance of 10,000 shares of common stock per participating employee.

As discussed above, the Proposal contains a number of ambiguities and inconsistencies that would make it difficult, if not impossible, for shareholders to know with certainty what they are being asked to approve or that would assist the Company in implementing the Proposal if it were adopted. Accordingly, the proposal is materially vague and indefinite and should be excluded under Rule 14a-8(i)(3) consistent with the Staff's precedents applying this exclusion to compensation-related proposals.

CONCLUSION

Based on the foregoing analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal and supporting statements from its 2017 proxy materials under Rules 14a-8(i)(7) and 14a-8(i)(3).

* * * * *

The Company anticipates that the 2017 proxy materials will be finalized for distribution on or about April 21, 2017. Accordingly, the Company would appreciate receiving the Staff's response to this no-action request by March 17, 2017.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact me at (202) 662-5128 or Matthew C. Franker, at (202) 662-5895.

Very truly yours,



David B.H. Martin

cc: Byron T. Yancey

Marcia S. Kelbon
Omeros Corporation

Exhibit A

Cover Letter and Proposal

Byron T. Yancey, Jr.

FISMA & OMB Memorandum M-07-16


RECEIVED
NOV 07 2016
By MSK

November 1, 2016

Ms. Marcia S. Kelbon, J.D., M.S.
The Omeros Building
201 Elliott Ave West
Seattle, WA 98119

Re: Shareholder Proposal

Dear Ms. Kelbon;

I am Byron Yancey and own 25,447 shares of Omeros common stock (Att. 1). My original purchase of over $2,000 was in May, 2010 (Att. 2). Under rule 14a-8 of the Securities Exchange Act I am eligible to submit a shareholder proposal for the 2017 annual meeting. I plan to attend the meeting and hold these shares until after your 2017 shareholder meeting.

I have been a shareholder of Omeros since 2010 and a firm believer the company stock is undervalued because management has not made investor/shareholder return a priority. I continue to believe there is a huge upside in shareholder value once the company focuses on near term high value products and multiple partners/markets to deliver product(s).

The attached shareholder proposal (Att. 3) is intended to determine shareholder desire to encourage management to make shareholder return a high priority

Since you did not respond to my September 2016 letter requesting any Omeros by-laws concerning shareholder proposals, I am assuming meeting rule 14a-8 rules are sufficient. I will be happy to discuss my proposal and any modifications you wish to make ***FISMA & OMB Memorandum M-07-16***

Regards,

Byron T. Yancey Jr

Byron T. Yancey, Jr.

Omeros Shareholder Proposal

Proposal Submitted by: Byron T. Yancey, Jr.

Address of Record: ***FISMA & OMB Memorandum M-07-16***

Shareholder Date: May 2010

Proposal Submitted on: November 1, 2016

Proposal Submitted to: Ms. Marcia S. Kelbon, J.D., M.S., General Counsel, and Secretary

Purpose: Create incentive for key employees to make investor/shareholder return a high priority for the Company.

RESOLVED: The shareholders hereby request the Board of Directors implement a voluntary key employee temporary salary reduction combined with a stock grant program for 2017-19 designed to create significant investor/shareholder return.

Supporting Statements

Goals: (1) Immediately reduce expense to reduce losses, (2) focus key employees on working together/with partners toward a common goal, and (3) eliminate debt and additional issues of stock.

Participant Definition: Key employees with hands-on responsibility for high value product delivery to buyers before December 31, 2019. Employees will be identified by the CEO. The participants may be any number of employees the CEO sees fit but no less than 10. Employees selected must volunteer to participate and sign a letter with the terms of the plan for the specific employee.

Program: Effective June 30, 2017 each participant will exchange 15% of their annual salary rate (ASR) for a Company stock grant of 10,000 shares. The stock grant will be approved by the Board of Directors and be either treasury stock or new stock to be issued upon the company stock price increasing by $35 (Thirty Five Dollars) over the `June 30, 2017 closing stock price and remain above the strike price for 20 consecutive trading days. The stock grant will be issued when the goal is achieved as unrestricted stock, and the salary exchange will be restored. This program will expire on December 31, 2019 and the 15% salary exchange will be restored regardless of share price.

Plan: Management to develop and implement a plan designed to achieve Proposal Goals. Progress toward plan objectives are to be reviewed during the company quarterly conference calls by CEO.

(Definitions Page 2)

Definitions:

1. **'Company'** means Omeros
2. **'Key employees'**: Those full time employees with direct/hands-on responsibility for product delivery to buyers. May or may not be a C-level employee.
3. **'Terms of Plan'**: Specific employee example: (example assumes a share price of $15 on 6/30/17 for the purpose of explanation)

   ASR of $100,000. Stock Price $15/share on 6/30/17. Stock grant of 10,000 shares.
   ASR of $100,000 X 15% = $15,000. ASR reduced by $15,000 effective 7/1/2017.
   Stock price on 6/30/17 = $15/share.
   Share Price increase $35 + 15 = $50
   After 20 consecutive trading days of share price achievement: (1) Salary increased by $15,000 (2) issuance of 10,000 shares of unrestricted company stock issued to employee (10,000 shares X $50 = $500,000)
4. **'Salary Exchange Impact'** between June 30, 2917 and December 31, 2019: Normally scheduled performance reviews and salary actions will take place. No participant will receive a bonus or stock option between June 30, 2107 and achieving share price goal.

Pages 14 through 17 redacted for the following reasons:
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FISMA & OMB Memorandum M-07-16